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EXHIBIT 99.7


[FORM OF LETTER SENT TO ALL DIRECTORS OF REYNOLDS METALS COMPANY]


August 10, 1999


Mr. James M. Ringler
Chairman
Premark International Inc.
1717 Deerfield Road
Deerfield, IL 60015

Dear Mr. Ringler,

As you may be aware, Messrs. Sheehan, Leahey and Taylor of Reynolds Metals Company recently visited our offices. At that meeting, Jerry confirmed that, of the various alternatives the company is currently considering to maximize shareholder value, a sale of the company is not among them. This is despite the fact that we, the company's largest shareholder, and a large number of the company's other major institutional investors, have been asking for months that Merrill Lynch's mandate be expanded to include soliciting potential buyers of all or some of the company.

You may not be aware that after Reynolds' recent analyst meeting in New York, an impromptu gathering of over fifteen of the company's largest shareholders took place at which many of us expressed dissatisfaction with the company's unwillingness to explore a sale. We believe that Jerry's comments and press releases concerning acquisitions and a `merger of equals' are inconsistent with what Reynolds' owners want and would encourage you to independently verify this.

In defending the company's current posture, Jerry points to the fact that many companies that might garner a premium in a sale are not put up for sale. However, unlike most of those companies, Reynolds remains a chronic underperformer; in the latest quarter approximately one-third of revenues had a negligible contribution to profits and corporate overhead is still running at $34 million per quarter. To say that a sale is an option that should not even be explored at this time is ridiculous for a company in two large, disparate businesses with Reynolds' track record. The owners who gathered in New York expressed extreme frustration with this posture and the company's dramatic undervaluation in the marketplace that a sale might rectify. You should know that the tenor of that meeting was completely inconsistent with management's claim of having received supportive comments from some shareholders. Your fellow director Mr. Joyce recently chose to explore and ultimately consummate a sale (not a `merger of equals', whatever that means) at a substantial premium which Union Carbide shareholders are applauding as a tremendous value-realizing event. Reynolds' reluctance to even consider this option is incomprehensible.
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As Jerry may have already indicated, we expressed a desire to meet with
Reynolds' Executive Committee. We think that this is not an unreasonable request from your largest shareholder. For your convenience we are willing to come to Richmond at the time of your next board meeting, which Jerry indicated is later this month, and are also willing to participate in such a meeting with representatives of one or more other owners.

We look forward to your response.

Sincerely,


/s/ Richard L. Grubman

Richard L. Grubman
Managing Director



P.S. Today's reports of the possible merger of Alcan, Pechiney and Algroup even further underscore the need for Reynolds to be aggressively proactive in exploring a sale of the company now.


cc: Jeremiah J. Sheehan